UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2010

Commission File Number: 000-50571

RESPONSE BIOMEDICAL CORPORATION
(Translation of registrant’s name into English)

1781 - 75th Avenue W. Vancouver, British Columbia, Canada V6P 6P2 (604) 456-6010
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

⊠    Form 20-F          ⃞   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

SUBMITTED HEREWITH

Exhibits:

99.1      News Release dated 20 Dec 2010

99.2      Material Change Report 20 Dec 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Response Biomedical Corp.
(Registrant)
Date:	20 December 2010	By:	/s/ L. Kaler
			Name:	Livleen Kaler
			Title:	Chief Financial Officer